Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ in millions)

Three Months Ended March 31, 2017
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$94
One-Third of Rents, Net of Income from Subleases	9

Total Fixed Charges	$103

Earnings:
Income Before Income Taxes	$396
Fixed Charges	103

Total Earnings	$499

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	4.84x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$153
One-Third of Rents, Net of Income from Subleases	9

Total Fixed Charges	$162

Earnings:
Income Before Income Taxes	$396
Fixed Charges	162

Total Earnings	$558

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	3.44x